Exhibit 99.1

Neptune to Participate in Upcoming Conferences in March

LAVAL, QC, March 7, 2022 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that Michael Cammarata, Chief Executive Officer, Randy Weaver, Interim Chief Financial Officer, Morry Brown, VP Investor Relations and Neptune's Biodroga team are scheduled to participate in upcoming industry and investor conferences in March.

Expo West 2022
Date: March 8-12, 2022
Location: Anaheim, California
Biodroga Booth: No. 4575
Company Participants: Representatives from the Biodroga team, as well as Sprout Organics and Neptune Corporate will be in attendance

34th Annual Roth Conference
Date: March 13-15, 2022
Location: Ritz Carlton, Laguna Niguel in Dana Point, California
Company Participants: Mr. Cammarata and Mr. Weaver

Maxim Group 2nd Annual Virtual Growth Conference
Date: March 28-29, 2022
Location: Virtual
Company Participants: Mr. Cammarata and Mr. Weaver

To schedule a one-on-one investor meeting with Neptune's management team, please contact a conference representative or KCSA Strategic Communications by emailing Neptune@KCSA.com.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 08:30e 07-MAR-22